Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

April 10, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Division of Corporation Finance, Office of Life Sciences

Re:	Zafgen, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 6, 2020
File No. 001-36510

Ladies and Gentlemen:

This letter is submitted on behalf of Zafgen, Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Preliminary Proxy on Schedule 14A filed on March 6, 2020 (the “Preliminary Proxy Statement”), as set forth in your letter, dated April 4, 2020, addressed to Mr. Jeffrey Hatfield, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the Staff’s numbered comments have been reproduced in italicized, bold type, with responses immediately following such comment. Unless otherwise indicated, page references in the Staff’s comments refer to the Preliminary Proxy Statement, and page references in the responses refer to Amendment No. 1. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP. In addition to submitting this letter via EDGAR, we are sending via email a copy of each of this letter and Amendment No. 1 (marked to show changes from the Preliminary Proxy Statement).

Preliminary proxy statement on Schedule 14A filed March 6, 2020

Summary, page 1

1.	Please place your disclosure of Chondrial’s business in appropriate context by providing disclosure of the following:

•	Chondrial may need to develop novel clinical endpoints in later stage clinical trials for CTI-1601, as referenced on page 32;

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

•	In GLP toxicology studies of CTI-1601, occasional transient rigidity immediately after dosing in certain non-human primates was observed, as referenced on page 163; and

•	Chondrial is dependent upon in-licensed intellectual property for the development of CTI-1601, as discussed on pages 60 to 61 and pages 165 to 166.

Response to Comment 1: The Company acknowledges the Staff’s comment. The Company has revised the disclosure of Chondrial’s business on page 2 to include disclosure of the indicated risks to provide appropriate context.

The Merger

Background of the Merger, page 74

2.

We note your disclosure that Chondrial submitted a preliminary non-binding written proposal. Please expand your disclosure to explain how the exchange ratio was determined. Address in your disclosure how the Board arrived at the determination to approve the term to increase the Chondrial valuation by $111,656 per day beginning on March 31, 2020 through the closing of the merger.

Response to Comment 2: In response to the Staff’s comment, the Company has revised the disclosure on pages 75, 77, 79, and 80.

Chondrial’s Business

Overview, page 157

3.

We note your disclosure that Chondrial’s additional pipeline products are in the nonclinical stage of development. Please expand your disclosure to include material terms of development programs that are material to Chondrial’s business. Alternatively, please remove this disclosure.

Response to Comment 3: In response to the Staff’s comment, the Company has revised the disclosure on page 159 to state “Chondrial is currently exploring the development of additional potential pipeline products utilizing its CPP technology platform in nonclinical studies.” The Company respectfully informs the staff that Chondrial does not believe that such studies are currently material to its business.

Chondrial’s Strategy, page 157

4.

Please revise your disclosure to remove any implication that Chondrial will be successful in obtaining regulatory approval for CTI-1601 in an accelerated manner. As illustrative examples only, we note the following disclosures:

•	Chondrial is working with the FDA and collaborating with key opinion leaders to develop an efficient clinical development plan for the regulatory approval of CTI- 1601.

•	Chondrial partners with experts in every aspect of development to ensure the most expeditious development program.

Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

•

This expertise, along with the platform technology provides Chondrial with the ability to optimize the development and commercialization of the drug and biologic candidates under development and maximize the near and longer-term value of the Chondrian platform.

Response to Comment 4: In response to the Staff’s comment, the Company has revised the disclosure on pages 159 and 160.

In-License Agreements, page 165

5.

Please expand your disclosure to include all material terms of the License Agreements with Wake Forest University Health Sciences and Indiana University, including aggregate potential milestone payments, royalty term, term of the agreement and termination provisions.

Response to Comment 5: In response to the Staff’s comment, the Company has revised the disclosure of the License Agreements with Wake Forest University Health Services and Indiana University on pages 168 and 169.

Intellectual Property, page 165

6.

Please revise this section to clearly distinguish among owned patents, licensed patents and provisional patent applications, discuss the significance of a provisional patent application versus an issued patent and identify applicable foreign jurisdictions.

Response to Comment 6: In response to the Staff’s comment, the Company has revised its disclosure of Chondrial’s intellectual property on page 167.

*            *             *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1861 or by email at AGoodman@goodwinlaw.com.

Very truly yours,

/s/ Andrew Goodman

Andrew Goodman

Enclosures:

cc:	Jeffrey Hatfield, Chief Executive Officer, Zafgen, Inc.